May 30, 2014

Via EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re: High Performance Beverages Company
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed December 31, 2013
Form 8-K/A dated April 30, 2013
Filed June 14, 2013
File No. 000-54973

Ladies and Gentlemen:

This letter supersedes our letter dated May 29, 2014 and confirms that High Performance Beverages Company will respond to the comment letter from the staff of the Securities and Exchange Commission, dated May 22, 2014 by June 3, 2014.

If you have any questions, please feel free to contact Andrea Cataneo, Esq. of Sichenzia Ross Friedman Ference LLP (212 930-9700).

Sincerely,

/s/ Toby McBride 03/30/14